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                               September 10, 2021

       Charles Cassel
       Chief Executive Officer
       Consilium Acquisition Corp I, Ltd.
       2400 E. Commercial Boulevard, Suite 900
       Ft. Lauderdale, FL 33308

                                                        Re: Consilium
Acquisition Corp I, Ltd.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted August
16, 2021
                                                            CIK No. 0001875493

       Dear Mr. Cassel:

              We have conducted a limited review of your draft registration statement. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing any requested information and by publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to our comment and your filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted August 16, 2021

       Capitalization, page 84

   1. We note that you are offering 15,000,000 Class A ordinary shares as part of your initial public offering of
units, but only show 14,117,765 Class A ordinary shares subject to possible redemption in
your Capitalization table. Please tell us how you considered the guidance in ASC
480-10-S99-3A, which requires securities that are redeemable for cash or other assets to be
classified outside of permanent equity if they are redeemable (1) at a fixed or determinable
price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the
occurrence of an event that is not solely within the control of the issuer, in concluding that all
15,000,000 Class A ordinary shares were not required to be presented outside of permanent
equity and part of shares subject to possible redemption.
 Charles Cassel
Consilium Acquisition Corp I, Ltd.
September 10, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Refer to Rules 460 and 461 regarding requests for acceleration.

        You may contact Frank Knapp at (202) 551-3805 or Jennifer Monick at
(202) 551-
3295 if you have questions regarding comments on the financial statements and related matters.
Please contact Stacie Gorman at (202) 551-3585 or Pamela Long at (202) 551-3765 with any other questions.



FirstName LastNameCharles Cassel                             Sincerely,
Comapany NameConsilium Acquisition Corp I, Ltd.
                                                             Division of
Corporation Finance
September 10, 2021 Page 2                                    Office of Real
Estate & Construction
FirstName LastName